SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. __)*

Innovid Corp.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

457679 108

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457679 108	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons Vintage Investments 5 L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,232,292 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,232,292 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,232,292 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 3,055,135 shares of common stock of the issuer (“common stock”) held by Vintage Co-Investment Fund I (Cayman), L.P. and 2,177,157 shares of common stock held by Vintage Co-Investment Fund I (Israel), L.P. (collectively, the “Funds”). The reporting person serves as the general partner of each of the Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Funds. See Item 4.

(2)	Based on 118,941,618 shares of common stock of the issuer outstanding as of November 30, 2021, as described in the issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2021.

CUSIP No. 457679 108	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Vintage Fund 5 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,232,292 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,232,292 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,232,292 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 3,055,135 shares of common stock held by Vintage Co-Investment Fund I (Cayman), L.P. and 2,177,157 shares of common stock held by Vintage Co-Investment Fund I (Israel), L.P. (collectively, the “Funds”). The reporting person serves as the general partner of the general partner of each of the Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Funds. See Item 4.

(2)	Based on 118,941,618 shares of common stock of the issuer outstanding as of November 30, 2021, as described in the issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2021.

CUSIP No. 457679 108	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Vintage Ventures III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 798,877 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 798,877 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 798,877 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 571,996 shares of common stock held by Vintage Secondary Fund II (Cayman), L.P. and 226,881 shares of common stock held by Vintage Secondary Fund II (Israel), L.P. (collectively, the “Funds”). The reporting person serves as the general partner of each of the Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Funds. See Item 4.

(2)	Based on 118,941,618 shares of common stock of the issuer outstanding as of November 30, 2021, as described in the issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2021.

CUSIP No. 457679 108	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Vintage Ventures Fund 3 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 798,877 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 798,877 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 798,877 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 571,996 shares of common stock held by Vintage Secondary Fund II (Cayman), L.P. and 226,881 shares of common stock held by Vintage Secondary Fund II (Israel), L.P. (collectively, the “Funds”). The reporting person serves as the general partner of the general partner of each of the Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Funds. See Item 4.

(2)	Based on 118,941,618 shares of common stock of the issuer outstanding as of November 30, 2021, as described in the issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2021.

CUSIP No. 457679 108	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Vintage Investments VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 266,291 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 266,291 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,291 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 201,556 shares of common stock held by Vintage Secondary Fund III (Cayman), L.P. and 64,735 shares of common stock held by Vintage Secondary Fund III (Israel), L.P. (collectively, the “Funds”). The reporting person serves as the general partner of each of the Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Funds. See Item 4.

(2)	Based on 118,941,618 shares of common stock of the issuer outstanding as of November 30, 2021, as described in the issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2021.

CUSIP No. 457679 108	13G	Page 7 of 12 Pages

1.	Names of Reporting Persons Vintage Fund 6 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 266,291 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 266,291 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,291 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 201,556 shares of common stock held by Vintage Secondary Fund III (Cayman), L.P. and 64,735 shares of common stock held by Vintage Secondary Fund III (Israel), L.P. (collectively, the “Funds”). The reporting person serves as the general partner of the general partner of each of the Funds and may therefore be deemed to share beneficial ownership with respect to the shares of common stock held by the Funds. See Item 4.

(2)	Based on 118,941,618 shares of common stock of the issuer outstanding as of November 30, 2021, as described in the issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2021.

CUSIP No. 457679 108	13G	Page 8 of 12 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Innovid Corp. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 30 Irving Place, 12th Floor, New York, NY 10003.

Item 2(a). Name of Person Filing:

The following entities, listed in (i)-(vi) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (the “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Vintage Investments 5 L.P. (“Vintage 5 L.P.”)
(ii)	Vintage Fund 5 Ltd. (“Vintage 5 Ltd.”)
(iii)	Vintage Ventures III L.P. (“Vintage 3 L.P.”)
(iv)	Vintage Ventures Fund 3 Ltd. (“Vintage 3 Ltd.”)
(v)	Vintage Investments VI L.P. (“Vintage 6 L.P.”)
(vi)	Vintage Fund 6 Ltd. (“Vintage 6 Ltd.”)

Vintage 5 L.P. serves as the general partner of each of Vintage Co-Investment Fund I (Cayman), L.P. and Vintage Co-Investment Fund I (Israel), L.P., which hold shares of common stock of the Issuer. Vintage 5 Ltd. serves as the general partner of Vintage 5 L.P.

Vintage 3 L.P. serves as the general partner of each of Vintage Secondary Fund II (Cayman), L.P. and Vintage Secondary Fund II (Israel), L.P., which hold shares of common stock of the Issuer. Vintage 3 Ltd. serves as the general partner of Vintage 3 L.P.

Vintage 6 L.P. serves as the general partner of each of Vintage Secondary Fund III (Cayman), L.P. and Vintage Secondary Fund III (Israel), L.P., which hold shares of common stock of the Issuer. Vintage 6 Ltd. serves as the general partner of Vintage 6 L.P.

Vintage 5 L.P., Vintage 3 L.P. and Vintage 6 L.P. are collectively referred to as the “GPs”. Vintage 5 Ltd., Vintage 3 Ltd. and Vintage 6 Ltd. are collectively referred to as the “GPs of the GPs”. The outstanding equity of the GPs of the GPs are held by four, five and four shareholders, respectively, of which four shareholders are common to each of the GPs of the GPs. No single shareholder of a GP of the GP holds a majority equity or voting interest in any of the GPs of the GPs, and, therefore, no such shareholder possesses voting or investment power with respect to any of the shares of the Issuer reported herein.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is 12 Abba Eban Avenue,10th Floor Ackerstein Towers Building D Hertzliya Pituach, 46120 Israel.

Item 2(c). Citizenship:

The state of organization of each Reporting Person is Israel.

Item 2(d). Title of Class of Securities:

This Statement relates to the common stock, par value $0.0001 per share (“common stock”), of the Issuer.

Item 2(e). CUSIP Number:

The CUSIP number of the common stock is 457679 108.

CUSIP No. 457679 108	13G	Page 9 of 12 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Please see Rows 9 and 11 of the cover page of each Reporting Person for the beneficial ownership information for each Reporting Person.

The total number of shares of common stock beneficially owned by the Reporting Persons is 6,297,460, constituting 5.3% of the outstanding shares of common stock. While none of the Reporting Persons individually possesses beneficial ownership in excess of 5% of the outstanding shares of common stock, the equity of the GPs of the GPs is held in common among four shareholders who may together be deemed to indirectly possess beneficial ownership of in excess of 5% of the outstanding common stock. Each of the Reporting Persons and each of the shareholders of the GPs of the GPs disclaims beneficial ownership of the shares of common stock reported in this Statement except to the extent of its (or, in the case of certain of those shareholders, his) pecuniary interest (if any) therein

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 457679 108	13G	Page 10 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 457679 108	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vintage Investments 5 L.P.

By: Vintage Fund 5 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Fund 5 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES III L.P.

By: Vintage Ventures Fund 3 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES Fund 3 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Investments VI L.P.

By: Vintage Fund 6 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Fund 6 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Dated: December 30, 2021

CUSIP No. 457679 108	13G	Page 12 of 12 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned parties hereby agree that this Statement on Schedule 13G filed herewith, and any amendments thereto filed hereafter by any of the undersigned parties, relating to the common stock, par value $0.0001, of Innovid Corp., is being (and will be, in the case of amendments hereto) filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: December 30, 2021

Vintage Investments 5 L.P.

By: Vintage Fund 5 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Fund 5 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES III L.P.

By: Vintage Ventures Fund 3 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage VENTURES Fund 3 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Investments VI L.P.

By: Vintage Fund 6 Ltd., its sole general partner

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director

Vintage Fund 6 Ltd.

By:	/s/ Abe Finkelstein
Name:	Abe Finkelstein
Title:	Director